

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2012

Via E-mail
Mr. Matthew F. Hilzinger
Executive Vice President and Chief Financial Officer
USG Corporation
550 West Adams Street
Chicago, IL 60661-3676

>   **Re: USG Corporation**
>   **Form 10-K**
>   **Filed February 14, 2012**
>   **File No. 1-8864**

Dear Mr. Hilzinger:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

General

1. We note your disclosure reporting the results of your annual shareholder meeting in your Item 5.07 Form 8-K filed on May 16, 2011. Yet it does not appear that you filed an amended Form 8-K, or otherwise provided disclosure in a periodic report, disclosing your decision regarding how frequently you will conduct shareholder advisory votes on executive compensation in light of the results of the shareholder vote on frequency. See Item 5.07(d) of Form 8-K and Question 121A.04 of the Exchange Act Form 8-K in our "Compliance and Disclosure Interpretations" available on the Commission's website. In responding, please also explain why you remain eligible to utilize the automatic shelf registration statement on Form S-3 (333-175042), which became immediately effective upon filing on June 21, 2011.

Mr. Matthew F. Hilzinger
USG Corporation
May 15, 2012
Page 2

<u>Properties, page 18</u>

2. We note you disclose reserves sufficient for forty-three years production. Industry Guide 7 requires that you disclose material information concerning your production, reserves, property locations and nature of your mineral interests. Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at a profit at the time of reserve determination. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/about/forms/industryguides.pdf.

   Please provide us draft disclosure, to be included in future filings, of the following information in a table within your document for each mine and/or quarry:
   - Name and location of each property.
   - List your proven and/or probable reserves separately as a tonnage (quantity) and grade (quality) for each property.
   - Briefly describe the type of mine, processing facility, and related infrastructure.
   - State the source of power and water that can be utilized at the property.
   - State your property ownership and/or leased status.
   - Provide the date the lease expires, your annual production capacity, and years until reserve depletion at your current production rates.

   Please include only material that can be produced during the life of the lease for reserves that are leased. Also include only those materials that have environmental permits for extraction and processing as reserves.

3. We also note in this section that you refer to other reserves which may be located on other properties that your company leases or controls. The provisions in Industry Guide 7 preclude the use of any terms other than proven and/or probable reserves for disclosure in SEC documents. In addition, proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is provided within the filing. Absent this condition, proven and probable reserves should be segregated for each property. Please modify your filing in future filings to conform to this guidance.

4. Please provide us draft disclosure, to be included in future filings, of a short summary of the permits and/or operational plans required to perform mining activities on your properties.

5. In future filings please disclose your annual production for each mine or quarry as required by Regulation S-K, Instructions to Item 102, Part 3.

Management's Discussion and Analysis, page 23

Consolidated Results of Operations, page 27

6. You state on page 26 that "Effective January 1, 2012, in response to changing market conditions, U.S. Gypsum discontinued its practice of offering job quotes, or price protection, for wallboard sold in the United States. In connection with that change in policy, U.S. Gypsum also implemented a price increase for wallboard with the new price being guaranteed for all of 2012." Given the apparent material impact of such change, as noted in the results of operations section of the March 31, 2012 Form 10-Q, please tell us and revise future filings to discuss: i) the terms/mechanics of this price protection program; ii) the extent to which it impacted U.S. Gypsum's results of operations for the periods presented; iii) the difference between the program and a guaranteed price; and iv) the possible conditions under which such a program may again be implemented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler at (202) 551-3718 if you have questions regarding the engineering comments. You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Jay E. Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief